UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

GWG HOLDINGS, INC.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

36192A 109

(CUSIP Number)

Jon R. Sabes

Steven F. Sabes

220 South Sixth Street, Suite 1200

Minneapolis, MN 55402

Phone: (612) 746-1944

With a copy to:

Alan M. Gilbert, Esq.

Maslon LLP

3300 Wells Fargo Center

90 South Seventh Street

Minneapolis, MN 55402-4140

Phone: (612) 672-8200

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

April 15, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

CUSIP No. 36192A 109

1	NAME OF REPORTING PERSONS Jon R. Sabes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,294,962
	8	SHARED VOTING POWER 843,840
	9	SOLE DISPOSITIVE POWER 1,294,962
	10	SHARED DISPOSITIVE POWER 843,840

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,138,802
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) (See attached Exhibit 99.1) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 36192A 109

1	NAME OF REPORTING PERSONS Steven F. Sabes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 857,529
	8	SHARED VOTING POWER 1,172,382
	9	SOLE DISPOSITIVE POWER 857,529
	10	SHARED DISPOSITIVE POWER 1,172,382

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,209,911
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 36192A 109

1	NAME OF REPORTING PERSONS SFS Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,072,382
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,072,382

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,072,382
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited liability company)

CUSIP No. 36192A 109

1	NAME OF REPORTING PERSONS Insurance Strategies Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited liability company)

CUSIP No. 36192A 109

Item 1.	Security and Issuer.

This Amendment to Schedule 13D relates to shares of the Common Stock, $.001 par value, of GWG Holdings, Inc., a Delaware corporation (the “Issuer” or the “Company”). The address of the principal executive offices of the Issuer is 220 South Sixth Street, Suite 1200, Minneapolis, MN 55402.

Item 2.	Identity and Background.

(a) This Amendment is being filed jointly by

●	Jon R. Sabes, an individual, and Chief Executive Officer and a director of the Issuer.

●	Steven F. Sabes, an individual, and Executive Vice President of Originations and Servicing and a director of the Issuer.

●	SFS Holdings, LLC, a limited liability company of which Steven F. Sabes is manager.

●	Insurance Strategies Fund, LLC, a Delaware limited liability company, which is managed by ISF Management, LLC, a Delaware limited liability company, of which Jon R. Sabes and Steven F. Sabes each own 50% of the membership interests.

(b) The principal office and place of business for all of the Reporting Persons is 220 South Sixth Street, Suite 1200, Minneapolis, MN 55402.

(c) See item (a) above.

(d) - (e) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor have the parties been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Jon R. Sabes and Steven F. Sabes are citizens of the United States of America. SFS Holdings, LLC is a Nevada limited liability company. Insurance Strategies Fund, LLC, is a Delaware limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration.

The source of the funds used for purchases by Jon R. Sabes and Steven F. Sabes were personal funds. The source of funds used for purchases by SFS Holdings, LLC and Insurance Strategies Fund, LLC, was working capital of their respective companies.

Item 4.	Purpose of Transaction.

Jon R. Sabes and Steven F. Sabes are officers, directors and founders of the Issuer. SFS Holdings, LLC and Insurance Strategies Fund, LLC are holding the securities for investment purposes.

Other than as disclosed under Item 6, the Reporting Persons do not have any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interests in Securities of the Issuer.

(a) - (b) Jon R. Sabes is the Chief Executive Officer and a director of the Issuer. He beneficially owns and has sole voting and dispositive power over 1,079,546 shares held individually and 215,416 shares upon exercise of stock options which are currently vested. Jon R. Sabes is reporting beneficial ownership of the following trusts for which he is the beneficiary but is not a trustee: 169,671 shares held by Jon Sabes 1992 Trust No.1, 168,801 shares held by Esther Sabes 6.08.1992 Trust, 241,631 shares held by Moe Sabes 1982 Trust and 163,737 shares held by Moe Sabes 1976 Trust. Jon R. Sabes shares voting and dispositive power with respect to 100,000 shares held by Insurance Strategies Fund, LLC, a Delaware limited liability company, managed by ISF Management, LLC, a Delaware limited liability company of which Jon R. Sabes holds 50% of the membership interests. Jon R. Sabes disclaims beneficial ownership over the shares held by Insurance Strategies Fund, LLC except to the extent of his pecuniary interest in such shares. All of the shares held individually by Jon R. Sabes have been pledged as collateral to secure the Issuer’s obligations under its L Bonds pursuant to that certain Amended and Restated Pledge and Security Agreement dated October 23, 2017. Jon R. Sabes may be deemed to beneficially own 6.44% of the shares outstanding based upon 32,975,411 shares outstanding as of April 15, 2019. Jon R. Sabes’s beneficial ownership excludes (and he disclaims beneficial ownership of) 102,192 shares held by certain trusts for the benefit of Mr. Jon Sabes’ immediate family members, because he is not a trustee and has no voting or dispositive power with respect to such shares. Such shares are noted on Exhibit 99.1 for informational purposes only.

Steven F. Sabes is Executive Vice President of Originations and Servicing and a director of the Issuer. He beneficially owns and has sole voting and dispositive power over 854,195 shares held individually and 3,334 shares upon exercise of stock options which are currently vested. Steven F. Sabes shares voting and dispositive power with respect to 1,072,382 shares held by SFS Holdings, LLC, a Nevada limited liability company of which Steven F. Sabes is a manager and member. Steven F. Sabes shares voting and dispositive power with respect to 100,000 shares held by Insurance Strategies Fund, LLC, a Delaware limited liability company, managed by ISF Management, LLC, a Delaware limited liability company of which Steven F. Sabes holds 50% of the membership interests. Steven F. Sabes disclaims beneficial ownership over the shares held by Insurance Strategies Fund, LLC except to the extent of his pecuniary interest in such shares. Steven F. Sabes disclaims beneficial ownership of the shares held by the following trusts, of which he is one of the three trustees and the beneficiary is his brother, Jon R. Sabes: 169,671 shares held by Jon Sabes 1992 Trust No.1, 168,801 shares held by Esther Sabes 6.08.1992 Trust, 241,631 shares held by Moe Sabes 1982 Trust and 163,737 shares held by Moe Sabes 1976 Trust. All of the shares held individually by Steven F. Sabes have been pledged as collateral to secure the Issuer’s obligations under its L Bonds pursuant to that certain Amended and Restated Pledge and Security Agreement dated October 23, 2017. Steven F. Sabes may be deemed to beneficially own 6.70% of the shares outstanding based upon 32,975,411 shares outstanding as of April 15, 2019.

(c) Not applicable.

(d) Robert W. Sabes and Ross A. Sabes, are also trustees of the trusts for the benefit of Jon R. Sabes that own, in the aggregate, 743,840 shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On April 15, 2019, Jon R. Sabes and Steven F. Sabes entered into a Purchase and Contribution Agreement with The Beneficient Company Group, L.P. (“Beneficient”), Beneficient Company Holdings, L.P. (“BEN Holdings”), AltiVerse Capital Markets, L.L.C. (“AltiVerse”), Sabes AV Holdings, LLC, Insurance Strategies Fund, LLC and SFS Holdings, LLC (the “Purchase Agreement”).

Under the Purchase Agreement, Messrs. Jon and Steven Sabes have agreed to sell and transfer all 3,952,155 of the shares of the Issuer’s outstanding Common Stock held directly or indirectly by them as follows: (i) 2,500,000 of such shares to BEN Holdings for an aggregate amount in cash equal to $25,000,000 (the “Cash Purchase Price”) and (ii) 1,452,155 of such shares to AltiVerse in exchange for all of the Series A Preferred Units of AltiVerse. BEN Holdings shall pay the Cash Purchase Price from cash on hand, operations and proceeds of new debt and equity issuances or capital contributions (if any), provided, that such financing sources are not provided, directly or indirectly, by the Issuer or any of its pre-Closing subsidiaries. BEN Holdings shall pay or cause to be paid the Cash Purchase Price no later than the six month anniversary of the closing date, subject to certain provisions regarding the payment of interest and certain fees if the Cash Purchase Price is not paid on or prior to the six month anniversary of the Closing date.

Among other conditions to the consummation of the transactions contemplated by the Purchase Agreement (the “Closing”), the Purchase Agreement requires that (i) the Issuer’s bylaws will be amended in order to provide for a Board comprised of up to thirteen (13) directors, (ii) all of the Issuer’s current directors resign from the Board effective upon the Closing, and (iii) individuals designated by BEN Holdings be appointed to fill all the vacancies on the Board such that the Board will be comprised solely of BEN Holdings’ designees. The Purchase Agreement also provides that Jon R. Sabes will resign as the Issuer’s Chief Executive Officer effective upon the Closing. In addition, as a condition to the Closing, Messrs. Jon and Steven Sabes will forfeit all of the stock options of the Issuer that they hold.

It is also a condition to Closing that the Stockholders Agreement, dated as of December 27, 2018 (“Stockholders Agreement”), by and among the Issuer and the stockholders of the Issuer that are a party thereto (the “Seller Trusts”) be terminated. According to their most recent Schedule 13D filing, the Seller Trusts hold approximately 82% of the outstanding voting securities of Issuer. Pursuant to the Stockholders Agreement, the Seller Trusts agreed to vote all of their shares of the Issuer’s common stock in proportion with the votes cast by all other holders of the Issuer’s common stock, including the Reporting Persons. Upon the Closing, the Seller Trusts will be entitled to full voting rights with respect to the shares of Issuer common stock they own and will be entitled to cast a majority of the votes on all matters requiring stockholder votes.

As a result, voting control over the Issuer will effectively be held by the Seller Trusts rather than the Reporting Persons, who collectively hold a majority of the Issuer’s outstanding common stock not held by the Seller Trusts.

The Purchase Agreement is incorporated by reference as Exhibit 10.1 and incorporated herein by reference. The foregoing description of the Purchase Agreement and the transactions contemplated and effected thereby is qualified in its entirety by the contents of the actual Purchase Agreement.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

10.1	Purchase and Contribution Agreement among The Beneficient Company Group, L.P., Beneficient Company Holdings, L.P., AltiVerse Capital Markets, L.L.C., Sabes AV Holdings, LLC, Jon R. Sabes, Steven F. Sabes, Insurance Strategies Fund, LLC and SFS Holdings, LLC dated April 15, 2019
99.1	Excluded Shares
99.2	Agreement to file jointly

CUSIP No. 36192A 109

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 16, 2019

By:	/s/ Jon R. Sabes
Jon R. Sabes

By:	/s/ Steven F. Sabes
Steven F. Sabes

SFS HOLDINGS, LLC

By:	/s/ Steven F. Sabes
Steven F. Sabes
Manager

INSURANCE STRATEGIES FUND, LLC

By: ISF MANAGEMENT, LLC

Its: Manager

By:	/s/ Jon R. Sabes
Jon R. Sabes
Member/Manager